Exhibit 21.1

List of Subsidiaries

	Name	State of Incorporation or Organization
1	CHCI Asset Management, LC	Virginia
2	CHCI Residential Management, LC	Virginia
3	CHCI Commercial Management, LC	Virginia
4	ParkX Management, LC d/b/a ParkX	Virginia
5	CHCI Capital Management, LC	Virginia
6	CHCI Real Estate Services, L.C.	Virginia
7	Comstock Homes of Washington, L.C.	Virginia
8	Comstock Investors X, L.C.	Virginia
9	Superior Title Services, L.C.	Virginia
10	Comstock 41 Maryland, LLC	Delaware